Hylsamex
Mexico's Steel

File No. 82-4252

August 3, 2005

05010806

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549 U.S.A.

SUPPL

Subject: **Hylsamex S.A. de C.V. – Exemption Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934**

Dear Sir or Madam:

In accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "1934 Act"), Hylsamex S.A. de C.V., a corporation organized under the laws of Mexico ("Hylsamex"), hereby furnishes to the U.S. Securities and Exchange Commission (the "Commission") the information identified on the attached Exhibit List.

As provided by Rule 12g3-2(b), the information and documents contained herein and furnished herewith shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the 1934 Act, and the furnishing of any such information or documents shall not constitute an admission for any purpose that Hylsamex is subject to the 1934 Act.

Kindly acknowledge your receipt of this letter and the enclosures furnished herewith by stamping the enclosed copy of this letter and returning the same to us in the enclosed self-addressed envelope.

Yours truly,

HYLSAMEX, S.A. de C.V.

By: [signature]
Ismael De La Garza

Encl.

EXHIBIT LIST

Exhibit No.	Description	Date
1	Filing to Bolsa Mexicana de Valores S.A. de C.V. (Mexican Stock Exchange): HYLSAMEX informs about the procedure for the payment of a dividend on August 22, 2005.	August 3, 2005

EMISNET

Hylsamex, S.A. de C.V.
File No. 82-4252

Emisora: HYLSAMEX, S.A. DE C.V..

Usuario: GERARDO ANTONIO GONZALEZ VILLARREAL.

Nombre del sobre: EVENTORE.ens

Longitud del sobre: 9191 bytes.

Fecha de recepcion: Aug 3 2005 8:00:12:010AM.

Folio de recepcion: 99675.

Los Archivos recibidos son los siguientes:

Nombre del archivo	Tipo de Archivo	Descripcion
eventore.bmv	1	Eventos Relevantes

Los Archivos NO recibidos son los siguientes:

Nombre del archivo	Error

EVENTO RELEVANTE

Hylsamex, S.A. de C.V.
File No. 82-4252

LUGAR Y FECHA:

SAN NICOLAS DE LOS GARZA, NUEVO LEON 03/08/2005

RAZON SOCIAL:

HYLSAMEX, S.A. DE C.V.

CLAVE DE COTIZACION

HYLSAMX

ASUNTO

AVISO A LOS ACCIONISTAS DE HYLSAMEX

EVENTO RELEVANTE

Se informa a los accionistas de Hylsamex, S.A. de C.V. ("HYLSAMEX"), así como a la Bolsa Mexicana de Valores, S.A. de C.V., al S.D. Indeval, S.A. de C.V., Institución para el Depósito de Valores, así como a los intermediarios depositantes en dicha institución, que el día de hoy apareció publicado en diversos periódicos de las Ciudades de México y Monterrey, el Aviso que a continuación se transcribe, relativo al decreto de dividendos por parte de Hylsamex, así como, a la mecánica para la liquidación de dicho dividendo. Se hace constar que la liquidación del referido dividendo es completamente independiente de la aceptación o no del accionista de la oferta pública de compra de las acciones representativas del capital social de HYLSAMEX, presentada por I.I.I.- Industrial Investments Inc. y Siderar S.A.I.C.

AVISO

De conformidad con las Resoluciones de la Junta del Consejo de Administración celebrada el 25 de julio de 2005, se informa a los accionistas de Hylsamex, S.A. de C.V. ("HYLSAMEX"), así como a la Bolsa Mexicana de Valores, S.A. de C.V., al S.D. Indeval, S.A. de C.V., Institución para el Depósito de Valores (el "Indeval"), así como a los intermediarios depositantes en dicha institución, la siguiente mecánica para el pago del dividendo por la cantidad total de USD $143'000,000.00 (Ciento Cuarenta y Tres Millones de dólares moneda de curso legal de los Estados Unidos de América), decretado en la junta antes referida de conformidad con las resoluciones adoptadas en la Asamblea General Ordinaria de Accionistas de HYLSAMEX, celebrada el pasado 6 de abril de 2005, (el "Dividendo"):

1. Fecha de Liquidación.

El pago del Dividendo se llevará a cabo en una sola exhibición, en dólares moneda de curso legal de los Estados Unidos de América a razón de USD $0.235389974 por acción. Dicha exhibición se realizará en la misma fecha en que se lleve a cabo la liquidación de la oferta pública de compra de las acciones representativas del capital social de HYLSAMEX presentada por I.I.I.- Industrial Investments Inc. y Siderar S.A.I.C., la cual fue autorizada por la Comisión Nacional Bancaria y de Valores mediante oficio número 153/23981/2005 de fecha 20 de julio del año en curso (la "Oferta Pública").

Con dicho objeto, el corte del correspondiente cupón número 3 (tres) de los títulos accionarios actualmente en circulación (Series "B" y "L", emisión "Octubre de 2004"), se llevará a cabo el 11 de agosto de 2005, por lo que la fecha de registro (o "record date") para el pago del Dividendo sería el cierre de la jornada bursátil del día inmediato siguiente, esto es, el 12 de agosto de 2005. En consecuencia, la liquidación efectiva del Dividendo se llevará a cabo el próximo día 22 de agosto de 2005, con base en la posición del mencionado "record date". En el supuesto de que la fecha de liquidación de la Oferta Pública sea prorrogada, la fecha de liquidación del Dividendo será prorrogada en forma automática.

2. Pago del Dividendo.

El pago del Dividendo se efectuará en dólares moneda de curso legal de los Estados Unidos de América, a través de los sistemas del Indeval, de conformidad con los términos y condiciones de los respectivos contratos celebrados por los accionistas de HYLSAMEX con sus intermediarios custodios. La responsabilidad por el pago del Dividendo corresponde exclusivamente a Hylsamex. Ni los oferentes en la Oferta Pública ni cualquiera de sus subsidiarias o afiliadas o cualquier persona relacionada con los mismos (distinta de HYLSAMEX), son responsables del pago de dicho Dividendo o de la forma o moneda en que se pague y los accionistas de Hylsamex no podrán exigir a los oferentes ni cualquiera de dichas subsidiarias, afiliadas o personas, el pago de dicho Dividendo.

3. Accionistas con tenencia física.

Los accionistas que mantengan la custodia física de sus títulos de acciones deberán acudir con dichos títulos el 12 de agosto de 2005, en horas hábiles, a las oficinas de Hylsamex ubicadas en Av. Munich 101, Col. Cuauhtémoc, San Nicolás de los Garza, N.L. a efecto de que se realice el corte del cupón número 3 (tres) de las acciones Series "B" y "L", emisión "Octubre de 2004" y se les extienda el correspondiente recibo para el pago del Dividendo. El pago del correspondiente Dividendo a estos accionistas se efectuará en términos de las disposiciones legales aplicables: (i) en el domicilio de Hylsamex antes mencionado; (ii) en la misma fecha en que se les liquide a los accionistas que mantienen sus títulos depositados en el Indeval, según se explica en el apartado 1 anterior del presente aviso; y (iii) contra la entrega del acuse respectivo.

San Nicolás de los Garza, N.L.
a 2 de agosto de 2005

Lic. Carlos Jiménez Barrera
Secretario del Consejo de Administración

MERCADO DEL EXTERIOR :

Eventos Relevantes de HYLSAMEX, S.A. DE C.V.

Fecha de Recepción en BMV: 2005-08-03 08:00:00.0

Hylsamex, S.A. de C.V.
File No. 82-4252

Prefijo:
EVENTORE

Clave Cotización:
HYLSAMX

Fecha:
3/8/2005

Razón Social:
HYLSAMEX, S.A. DE C.V.

Lugar:
SAN NICOLAS DE LOS GARZA, NUEVO LEON

Asunto:
AVISO A LOS ACCIONISTAS DE HYLSAMEX

Eventos Relevantes:
Se informa a los accionistas de Hylsamex, S.A. de C.V. ("HYLSAMEX"), así como a la Bolsa Mexicana de Valores, S.A. de C.V., al S.D. Indeval, S.A. de C.V., Institución para el Depósito de Valores, así como a los intermediarios depositantes en dicha institución, que el día de hoy apareció publicado en diversos periódicos de las Ciudades de México y Monterrey, el Aviso que a continuación se transcribe, relativo al decreto de dividendos por parte de Hylsamex, así como, a la mecánica para la liquidación de dicho dividendo. Se hace constar que la liquidación del referido dividendo es completamente independiente de la aceptación o no del accionista de la oferta pública de compra de las acciones representativas del capital social de HYLSAMEX, presentada por I.I.I.- Industrial Investments Inc. y Siderar S.A.I.C.

AVISO

De conformidad con las Resoluciones de la Junta del Consejo de Administración celebrada el 25 de julio de 2005, se informa a los accionistas de Hylsamex, S.A. de C.V. ("HYLSAMEX"), así como a la Bolsa Mexicana de Valores, S.A. de C.V., al S.D. Indeval, S.A. de C.V., Institución para el Depósito de Valores (el "Indeval"), así como a los intermediarios depositantes en dicha institución, la siguiente mecánica para el pago del dividendo por la cantidad total de USD $143'000,000.00 (Ciento Cuarenta y Tres Millones de dólares moneda de curso legal de los Estados Unidos de América), decretado en la junta antes referida de conformidad con las resoluciones adoptadas en la Asamblea General Ordinaria de Accionistas de HYLSAMEX, celebrada el pasado 6 de abril de 2005, (el "Dividendo"):

1. Fecha de Liquidación.

El pago del Dividendo se llevará a cabo en una sola exhibición, en dólares moneda de curso legal de los Estados Unidos de América a razón de USD $0.235389974 por acción. Dicha exhibición se realizará en la misma fecha en que se lleve a cabo la liquidación de la oferta pública de compra de las

acciones representativas del capital social de HYLSAMEX presentada por I.I.I.-Industrial Investments Inc. y Siderar S.A.I.C., la cual fue autorizada por la Comisión Nacional Bancaria y de Valores mediante oficio número 153/23981/2005 de fecha 20 de julio del año en curso (la "Oferta Pública").

Con dicho objeto, el corte del correspondiente cupón número 3 (tres) de los títulos accionarios actualmente en circulación (Series "B" y "L", emisión "Octubre de 2004"), se llevará a cabo el 11 de agosto de 2005, por lo que la fecha de registro (o "record date") para el pago del Dividendo sería el cierre de la jornada bursátil del día inmediato siguiente, esto es, el 12 de agosto de 2005. En consecuencia, la liquidación efectiva del Dividendo se llevará a cabo el próximo día 22 de agosto de 2005, con base en la posición del mencionado "record date". En el supuesto de que la fecha de liquidación de la Oferta Pública sea prorrogada, la fecha de liquidación del Dividendo será prorrogada en forma automática.

2. Pago del Dividendo.

El pago del Dividendo se efectuará en dólares moneda de curso legal de los Estados Unidos de América, a través de los sistemas del Indeval, de conformidad con los términos y condiciones de los respectivos contratos celebrados por los accionistas de HYLSAMEX con sus intermediarios custodios. La responsabilidad por el pago del Dividendo corresponde exclusivamente a Hylsamex. Ni los oferentes en la Oferta Pública ni cualquiera de sus subsidiarias o afiliadas o cualquier persona relacionada con los mismos (distinta de HYLSAMEX), son responsables del pago de dicho Dividendo o de la forma o moneda en que se pague y los accionistas de Hylsamex no podrán exigir a los oferentes ni cualquiera de dichas subsidiarias, afiliadas o personas, el pago de dicho Dividendo.

3. Accionistas con tenencia física.

Los accionistas que mantengan la custodia física de sus títulos de acciones deberán acudir con dichos títulos el 12 de agosto de 2005, en horas hábiles, a las oficinas de Hylsamex ubicadas en Av. Munich 101, Col. Cuauhtémoc, San Nicolás de los Garza, N.L. a efecto de que se realice el corte del cupón número 3 (tres) de las acciones Series "B" y "L", emisión "Octubre de 2004" y se les extienda el correspondiente recibo para el pago del Dividendo. El pago del correspondiente Dividendo a estos accionistas se efectuará en términos de las disposiciones legales aplicables: (i) en el domicilio de Hylsamex antes mencionado; (ii) en la misma fecha en que se les liquide a los accionistas que mantienen sus títulos depositados en el Indeval, según se explica en el apartado 1 anterior del presente aviso; y (iii) contra la entrega del acuse respectivo.

San Nicolás de los Garza, N.L.
a 2 de agosto de 2005

Lic. Carlos Jiménez Barrera
Secretario del Consejo de Administración

Mercado Exterior:

EMISNET

Hylsamex, S.A. de C.V.
File No. 82-4252

Emisora: HYLSAMEX, S.A. DE C.V..

Usuario: GERARDO ANTONIO GONZALEZ VILLARREAL.

Nombre del sobre: DERECHOS.ens

Longitud del sobre: 9440 bytes.

Fecha de recepcion: Aug 3 2005 7:55:06:396AM.

Folio de recepcion: 99674.

Los Archivos recibidos son los siguientes:

Nombre del archivo	Tipo de Archivo	Descripcion
derechos.bmv	1	Aviso de derechos

Los Archivos NO recibidos son los siguientes:

Nombre del archivo	Error

HYLSAMEX, S.A. DE C.V.

Hylsamex, S.A. de C.V.
File No. 82-4252

AVISO A LOS ACCIONISTAS

SE INFORMA A LOS ACCIONISTAS DE HYLSAMEX, S.A. DE C.V. ("HYLSAMEX"), ASÍ COMO A LA BOLSA MEXICANA DE VALORES, S.A. DE C.V., AL S.D. INDEVAL, S.A. DE C.V., INSTITUCIÓN PARA EL DEPÓSITO DE VALORES, ASÍ COMO A LOS INTERMEDIARIOS DEPOSITANTES EN DICHA INSTITUCIÓN, QUE EL DÍA DE HOY APARECIÓ PUBLICADO EN DIVERSOS PERIÓDICOS DE LAS CIUDADES DE MÉXICO Y MONTERREY, EL AVISO QUE A CONTINUACIÓN SE TRANSCRIBE, RELATIVO AL DECRETO DE DIVIDENDOS POR PARTE DE HYLSAMEX, ASÍ COMO, A LA MECÁNICA PARA LA LIQUIDACIÓN DE DICHO DIVIDENDO. SE HACE CONSTAR QUE LA LIQUIDACIÓN DEL REFERIDO DIVIDENDO ES COMPLETAMENTE INDEPENDIENTE DE LA ACEPTACIÓN O NO DEL ACCIONISTA DE LA OFERTA PÚBLICA DE COMPRA DE LAS ACCIONES REPRESENTATIVAS DEL CAPITAL SOCIAL DE HYLSAMEX, PRESENTADA POR I.I.I.- INDUSTRIAL INVESTMENTS INC. Y SIDERAR S.A.I.C.

AVISO

DE CONFORMIDAD CON LAS RESOLUCIONES DE LA JUNTA DEL CONSEJO DE ADMINISTRACIÓN CELEBRADA EL 25 DE JULIO DE 2005, SE INFORMA A LOS ACCIONISTAS DE HYLSAMEX, S.A. DE C.V. ("HYLSAMEX"), ASÍ COMO A LA BOLSA MEXICANA DE VALORES, S.A. DE C.V., AL S.D. INDEVAL, S.A. DE C.V., INSTITUCIÓN PARA EL DEPÓSITO DE VALORES (EL "INDEVAL"), ASÍ COMO A LOS INTERMEDIARIOS DEPOSITANTES EN DICHA INSTITUCIÓN, LA SIGUIENTE MECÁNICA PARA EL PAGO DEL DIVIDENDO POR LA CANTIDAD TOTAL DE USD $143'000,000.00 (CIENTO CUARENTA Y TRES MILLONES DE DÓLARES MONEDA DE CURSO LEGAL DE LOS ESTADOS UNIDOS DE AMÉRICA), DECRETADO EN LA JUNTA ANTES REFERIDA DE CONFORMIDAD CON LAS RESOLUCIONES ADOPTADAS EN LA ASAMBLEA GENERAL ORDINARIA DE ACCIONISTAS DE HYLSAMEX, CELEBRADA EL PASADO 6 DE ABRIL DE 2005, (EL "DIVIDENDO"):

1. FECHA DE LIQUIDACIÓN.

EL PAGO DEL DIVIDENDO SE LLEVARÁ A CABO EN UNA SOLA EXHIBICIÓN, EN DÓLARES

MONEDA DE CURSO LEGAL DE LOS ESTADOS UNIDOS DE AMÉRICA A RAZÓN DE USD $0.235389974 POR ACCIÓN. DICHA EXHIBICIÓN SE REALIZARÁ EN LA MISMA FECHA EN QUE SE LLEVE A CABO LA LIQUIDACIÓN DE LA OFERTA PÚBLICA DE COMPRA DE LAS ACCIONES REPRESENTATIVAS DEL CAPITAL SOCIAL DE HYLSAMEX PRESENTADA POR I.I.I.- INDUSTRIAL INVESTMENTS INC. Y SIDERAR S.A.I.C., LA CUAL FUE AUTORIZADA POR LA COMISIÓN NACIONAL BANCARIA Y DE VALORES MEDIANTE OFICIO NÚMERO 153/23981/2005 DE FECHA 20 DE JULIO DEL AÑO EN CURSO (LA "OFERTA PÚBLICA").

CON DICHO OBJETO, EL CORTE DEL CORRESPONDIENTE CUPÓN NÚMERO 3 (TRES) DE LOS TÍTULOS ACCIONARIOS ACTUALMENTE EN CIRCULACIÓN (SERIES "B" Y "L", EMISIÓN "OCTUBRE DE 2004"), SE LLEVARÁ A CABO EL 11 DE AGOSTO DE 2005, POR LO QUE LA FECHA DE REGISTRO (O "RECORD DATE") PARA EL PAGO DEL DIVIDENDO SERÍA EL CIERRE DE LA JORNADA BURSÁTIL DEL DÍA INMEDIATO SIGUIENTE, ESTO ES, EL 12 DE AGOSTO DE 2005. EN CONSECUENCIA, LA LIQUIDACIÓN EFECTIVA DEL DIVIDENDO SE LLEVARÁ A CABO EL PRÓXIMO DÍA 22 DE AGOSTO DE 2005, CON BASE EN LA POSICIÓN DEL MENCIONADO "RECORD DATE". EN EL SUPUESTO DE QUE LA FECHA DE LIQUIDACIÓN DE LA OFERTA PÚBLICA SEA PRORROGADA, LA FECHA DE LIQUIDACIÓN DEL DIVIDENDO SERÁ PRORROGADA EN FORMA AUTOMÁTICA.

2. PAGO DEL DIVIDENDO.

EL PAGO DEL DIVIDENDO SE EFECTUARÁ EN DÓLARES MONEDA DE CURSO LEGAL DE LOS ESTADOS UNIDOS DE AMÉRICA, A TRAVÉS DE LOS SISTEMAS DEL INDEVAL, DE CONFORMIDAD CON LOS TÉRMINOS Y CONDICIONES DE LOS RESPECTIVOS CONTRATOS CELEBRADOS POR LOS ACCIONISTAS DE HYLSAMEX CON SUS INTERMEDIARIOS CUSTODIOS.

LA RESPONSABILIDAD POR EL PAGO DEL DIVIDENDO CORRESPONDE EXCLUSIVAMENTE A HYLSAMEX. NI LOS OFERENTES EN LA OFERTA PÚBLICA NI CUALQUIERA DE SUS SUBSIDIARIAS O AFILIADAS O CUALQUIER PERSONA RELACIONADA CON LOS MISMOS (DISTINTA DE HYLSAMEX), SON RESPONSABLES DEL PAGO DE DICHO DIVIDENDO O DE LA FORMA O MONEDA EN QUE SE PAGUE Y LOS ACCIONISTAS DE HYLSAMEX NO PODRÁN EXIGIR A LOS OFERENTES NI CUALQUIERA DE DICHAS SUBSIDIARIAS, AFILIADAS O PERSONAS, EL PAGO DE DICHO DIVIDENDO.

3. ACCIONISTAS CON TENENCIA FÍSICA.

LOS ACCIONISTAS QUE MANTENGAN LA CUSTODIA FÍSICA DE SUS TÍTULOS DE ACCIONES DEBERÁN ACUDIR CON DICHOS TÍTULOS EL 12 DE AGOSTO DE 2005, EN HORAS HÁBILES, A LAS OFICINAS DE HYLSAMEX UBICADAS EN AV. MUNICH 101, COL. CUAUHTÉMOC, SAN NICOLÁS DE LOS GARZA, N.L. A EFECTO DE QUE SE REALICE EL CORTE DEL CUPÓN NÚMERO 3 (TRES) DE LAS ACCIONES SERIES "B" Y "L", EMISIÓN "OCTUBRE DE 2004" Y SE LES EXTIENDA EL CORRESPONDIENTE RECIBO PARA EL PAGO DEL DIVIDENDO. EL PAGO DEL CORRESPONDIENTE DIVIDENDO A ESTOS ACCIONISTAS SE EFECTUARÁ EN TÉRMINOS DE LAS DISPOSICIONES LEGALES APLICABLES: (I) EN EL DOMICILIO DE HYLSAMEX ANTES MENCIONADO; (II) EN LA MISMA FECHA EN QUE SE LES LIQUIDE A LOS ACCIONISTAS QUE MANTIENEN SUS TÍTULOS DEPOSITADOS EN EL INDEVAL, SEGÚN SE EXPLICA EN EL APARTADO 1 ANTERIOR DEL PRESENTE AVISO; Y (III) CONTRA LA ENTREGA DEL ACUSE RESPECTIVO.

SAN NICOLÁS DE LOS GARZA, N.L.

A 2 DE AGOSTO DE 2005

LIC. CARLOS JIMÉNEZ BARRERA

SECRETARIO DEL CONSEJO DE ADMINISTRACIÓN

México, D.F., 25 de Julio de 2005

Secretario del Consejo de Administración

Hylsamex
El Acero de México®

Se informa a los accionistas de Hylsamex, S.A. de C.V. ("HYLSAMEX"), así como a la Bolsa Mexicana de Valores, S.A. de C.V., al S.D. Indeval, S.A. de C.V., Institución para el Depósito de Valores, así como a los intermediarios depositantes en dicha institución, que el día de hoy apareció publicado en diversos periódicos de las Ciudades de México y Monterrey, el Aviso que a continuación se transcribe, relativo al decreto de dividendos por parte de Hylsamex, así como, a la mecánica para la liquidación de dicho dividendo. Se hace constar que la liquidación del referido dividendo es completamente independiente de la aceptación o no del accionista de la oferta pública de compra de las acciones representativas del capital social de HYLSAMEX, presentada por I.I.I.- Industrial Investments Inc. y Siderar S.A.I.C.

AVISO

De conformidad con las Resoluciones de la Junta del Consejo de Administración celebrada el 25 de julio de 2005, se informa a los accionistas de Hylsamex, S.A. de C.V. ("HYLSAMEX"), así como a la Bolsa Mexicana de Valores, S.A. de C.V., al S.D. Indeval, S.A. de C.V., Institución para el Depósito de Valores (el "Indeval"), así como a los intermediarios depositantes en dicha institución, la siguiente mecánica para el pago del dividendo por la cantidad total de USD $143'000,000.00 (Ciento Cuarenta y Tres Millones de dólares moneda de curso legal de los Estados Unidos de América), decretado en la junta antes referida de conformidad con las resoluciones adoptadas en la Asamblea General Ordinaria de Accionistas de HYLSAMEX, celebrada el pasado 6 de abril de 2005, (el "Dividendo"):

1. Fecha de Liquidación.

El pago del Dividendo se llevará a cabo en una sola exhibición, en dólares moneda de curso legal de los Estados Unidos de América a razón de USD $0.235389974 por acción. Dicha exhibición se realizará en la misma fecha en que se lleve a cabo la liquidación de la oferta pública de compra de las acciones representativas del capital social de HYLSAMEX presentada por I.I.I.- Industrial Investments Inc. y Siderar S.A.I.C., la cual fue autorizada por la Comisión Nacional Bancaria y de Valores mediante oficio número 153/23981/2005 de fecha 20 de julio del año en curso (la "Oferta Pública").

Con dicho objeto, el corte del correspondiente cupón número 3 (tres) de los títulos accionarios actualmente en circulación (Series "B" y "L", emisión "Octubre de 2004"), se llevará a cabo el 11 de agosto de 2005, por lo que la fecha de registro (o "*record date*") para el pago del Dividendo sería el cierre de la jornada bursátil del día inmediato siguiente, esto es, el 12 de agosto de 2005. En consecuencia, la liquidación efectiva del Dividendo se llevará a cabo el próximo día 22 de agosto de 2005, con base en la posición del mencionado

"*record date*". En el supuesto de que la fecha de liquidación de la Oferta Pública sea prorrogada, la fecha de liquidación del Dividendo será prorrogada en forma automática.

2. Pago del Dividendo.

El pago del Dividendo se efectuará en dólares moneda de curso legal de los Estados Unidos de América, a través de los sistemas del Indeval, de conformidad con los términos y condiciones de los respectivos contratos celebrados por los accionistas de HYLSAMEX con sus intermediarios custodios. La responsabilidad por el pago del Dividendo corresponde exclusivamente a Hylsamex. Ni los oferentes en la Oferta Pública ni cualquiera de sus subsidiarias o afiliadas o cualquier persona relacionada con los mismos (distinta de HYLSAMEX), son responsables del pago de dicho Dividendo o de la forma o moneda en que se pague y los accionistas de Hylsamex no podrán exigir a los oferentes ni cualquiera de dichas subsidiarias, afiliadas o personas, el pago de dicho Dividendo.

3. Accionistas con tenencia física.

Los accionistas que mantengan la custodia física de sus títulos de acciones deberán acudir con dichos títulos el 12 de agosto de 2005, en horas hábiles, a las oficinas de Hylsamex ubicadas en Av. Munich 101, Col. Cuauhtémoc, San Nicolás de los Garza, N.L. a efecto de que se realice el corte del cupón número 3 (tres) de las acciones Series "B" y "L", emisión "Octubre de 2004" y se les extienda el correspondiente recibo para el pago del Dividendo. El pago del correspondiente Dividendo a estos accionistas se efectuará en términos de las disposiciones legales aplicables: (i) en el domicilio de Hylsamex antes mencionado; (ii) en la misma fecha en que se les liquide a los accionistas que mantienen sus títulos depositados en el Indeval, según se explica en el apartado 1 anterior del presente aviso; y (iii) contra la entrega del acuse respectivo.

San Nicolás de los Garza, N.L.
a 2 de agosto de 2005

Lic. Carlos Jiménez Barrera
Secretario del Consejo de Administración


BOLSA MEXICANA DE VALORES

Aviso de Derechos de HYLSAMEX, S.A. DE C.V.



Fecha de Recepción en BMV: 2005-08-03 07:55:00.0

Prefijo:
DERECHOS

Clave Cotización:
HYLSAMX

Serie:

Razón Social:
HYLSAMEX, S.A. DE C.V.

Tipo Asamblea:
OTRO

Fecha Celebración:
25/07/2005

Fecha Publicación:
25/07/2005

Aviso a los accionistas:
SE INFORMA A LOS ACCIONISTAS DE HYLSAMEX, S.A. DE C.V. ("HYLSAMEX"), ASÍ COMO A LA BOLSA MEXICANA DE VALORES, S.A. DE C.V., AL S.D. INDEVAL, S.A. DE C.V., INSTITUCIÓN PARA EL DEPÓSITO DE VALORES, ASÍ COMO A LOS INTERMEDIARIOS DEPOSITANTES EN DICHA INSTITUCIÓN, QUE EL DÍA DE HOY APARECIÓ PUBLICADO EN DIVERSOS PERIÓDICOS DE LAS CIUDADES DE MÉXICO Y MONTERREY, EL AVISO QUE A CONTINUACIÓN SE TRANSCRIBE, RELATIVO AL DECRETO DE DIVIDENDOS POR PARTE DE HYLSAMEX, ASÍ COMO, A LA MECÁNICA PARA LA LIQUIDACIÓN DE DICHO DIVIDENDO. SE HACE CONSTAR QUE LA LIQUIDACIÓN DEL REFERIDO DIVIDENDO ES COMPLETAMENTE INDEPENDIENTE DE LA ACEPTACIÓN O NO DEL ACCIONISTA DE LA OFERTA PÚBLICA DE COMPRA DE LAS ACCIONES REPRESENTATIVAS DEL CAPITAL SOCIAL DE HYLSAMEX, PRESENTADA POR I.I.I.- INDUSTRIAL INVESTMENTS INC. Y SIDERAR S.A.I.C.

AVISO

DE CONFORMIDAD CON LAS RESOLUCIONES DE LA JUNTA DEL CONSEJO DE ADMINISTRACIÓN CELEBRADA EL 25 DE JULIO DE 2005, SE INFORMA A LOS ACCIONISTAS DE HYLSAMEX, S.A. DE C.V. ("HYLSAMEX"), ASÍ COMO A LA BOLSA MEXICANA DE VALORES, S.A. DE C.V., AL S.D. INDEVAL, S.A. DE C.V., INSTITUCIÓN PARA EL DEPÓSITO DE VALORES (EL "INDEVAL"), ASÍ COMO A LOS INTERMEDIARIOS DEPOSITANTES EN DICHA INSTITUCIÓN, LA SIGUIENTE MECÁNICA PARA EL PAGO DEL DIVIDENDO POR LA CANTIDAD TOTAL DE USD $143'000,000.00 (CIENTO CUARENTA Y TRES MILLONES DE DÓLARES MONEDA DE CURSO LEGAL DE LOS ESTADOS UNIDOS DE AMÉRICA), DECRETADO EN LA JUNTA ANTES REFERIDA DE CONFORMIDAD CON LAS RESOLUCIONES ADOPTADAS EN LA ASAMBLEA GENERAL ORDINARIA DE ACCIONISTAS DE HYLSAMEX, CELEBRADA EL PASADO 6 DE ABRIL DE 2005, (EL "DIVIDENDO"):

1. FECHA DE LIQUIDACIÓN.

EL PAGO DEL DIVIDENDO SE LLEVARÁ A CABO EN UNA SOLA EXHIBICIÓN, EN DÓLARES MONEDA DE CURSO LEGAL DE LOS ESTADOS UNIDOS DE AMÉRICA A RAZÓN DE USD

$0.235389974 POR ACCIÓN. DICHA EXHIBICIÓN SE REALIZARÁ EN LA MISMA FECHA EN QUE SE LLEVE A CABO LA LIQUIDACIÓN DE LA OFERTA PÚBLICA DE COMPRA DE LAS ACCIONES REPRESENTATIVAS DEL CAPITAL SOCIAL DE HYLSAMEX PRESENTADA POR I.I.I.- INDUSTRIAL INVESTMENTS INC. Y SIDERAR S.A.I.C., LA CUAL FUE AUTORIZADA POR LA COMISIÓN NACIONAL BANCARIA Y DE VALORES MEDIANTE OFICIO NÚMERO 153/23981/2005 DE FECHA 20 DE JULIO DEL AÑO EN CURSO (LA "OFERTA PÚBLICA").

CON DICHO OBJETO, EL CORTE DEL CORRESPONDIENTE CUPÓN NÚMERO 3 (TRES) DE LOS TÍTULOS ACCIONARIOS ACTUALMENTE EN CIRCULACIÓN (SERIES "B" Y "L", EMISIÓN "OCTUBRE DE 2004"), SE LLEVARÁ A CABO EL 11 DE AGOSTO DE 2005, POR LO QUE LA FECHA DE REGISTRO (O "RECORD DATE") PARA EL PAGO DEL DIVIDENDO SERÍA EL CIERRE DE LA JORNADA BURSÁTIL DEL DÍA INMEDIATO SIGUIENTE, ESTO ES, EL 12 DE AGOSTO DE 2005. EN CONSECUENCIA, LA LIQUIDACIÓN EFECTIVA DEL DIVIDENDO SE LLEVARÁ A CABO EL PRÓXIMO DÍA 22 DE AGOSTO DE 2005, CON BASE EN LA POSICIÓN DEL MENCIONADO "RECORD DATE". EN EL SUPUESTO DE QUE LA FECHA DE LIQUIDACIÓN DE LA OFERTA PÚBLICA SEA PRORROGADA, LA FECHA DE LIQUIDACIÓN DEL DIVIDENDO SERÁ PRORROGADA EN FORMA AUTOMÁTICA.

2. PAGO DEL DIVIDENDO.

EL PAGO DEL DIVIDENDO SE EFECTUARÁ EN DÓLARES MONEDA DE CURSO LEGAL DE LOS ESTADOS UNIDOS DE AMÉRICA, A TRAVÉS DE LOS SISTEMAS DEL INDEVAL, DE CONFORMIDAD CON LOS TÉRMINOS Y CONDICIONES DE LOS RESPECTIVOS CONTRATOS CELEBRADOS POR LOS ACCIONISTAS DE HYLSAMEX CON SUS INTERMEDIARIOS CUSTODIOS. LA RESPONSABILIDAD POR EL PAGO DEL DIVIDENDO CORRESPONDE EXCLUSIVAMENTE A HYLSAMEX. NI LOS OFERENTES EN LA OFERTA PÚBLICA NI CUALQUIERA DE SUS SUBSIDIARIAS O AFILIADAS O CUALQUIER PERSONA RELACIONADA CON LOS MISMOS (DISTINTA DE HYLSAMEX), SON RESPONSABLES DEL PAGO DE DICHO DIVIDENDO O DE LA FORMA O MONEDA EN QUE SE PAGUE Y LOS ACCIONISTAS DE HYLSAMEX NO PODRÁN EXIGIR A LOS OFERENTES NI CUALQUIERA DE DICHAS SUBSIDIARIAS, AFILIADAS O PERSONAS, EL PAGO DE DICHO DIVIDENDO.

3. ACCIONISTAS CON TENENCIA FÍSICA.

LOS ACCIONISTAS QUE MANTENGAN LA CUSTODIA FÍSICA DE SUS TÍTULOS DE ACCIONES DEBERÁN ACUDIR CON DICHOS TÍTULOS EL 12 DE AGOSTO DE 2005, EN HORAS HÁBILES, A LAS OFICINAS DE HYLSAMEX UBICADAS EN AV. MUNICH 101, COL. CUAUHTÉMOC, SAN NICOLÁS DE LOS GARZA, N.L. A EFECTO DE QUE SE REALICE EL CORTE DEL CUPÓN NÚMERO 3 (TRES) DE LAS ACCIONES SERIES "B" Y "L", EMISIÓN "OCTUBRE DE 2004" Y SE LES EXTIENDA EL CORRESPONDIENTE RECIBO PARA EL PAGO DEL DIVIDENDO. EL PAGO DEL CORRESPONDIENTE DIVIDENDO A ESTOS ACCIONISTAS SE EFECTUARÁ EN TÉRMINOS DE LAS DISPOSICIONES LEGALES APLICABLES: (I) EN EL DOMICILIO DE HYLSAMEX ANTES MENCIONADO; (II) EN LA MISMA FECHA EN QUE SE LES LIQUIDE A LOS ACCIONISTAS QUE MANTIENEN SUS TÍTULOS DEPOSITADOS EN EL INDEVAL, SEGÚN SE EXPLICA EN EL APARTADO 1 ANTERIOR DEL PRESENTE AVISO; Y (III) CONTRA LA ENTREGA DEL ACUSE RESPECTIVO.

SAN NICOLÁS DE LOS GARZA, N.L.
A 2 DE AGOSTO DE 2005

LIC. CARLOS JIMÉNEZ BARRERA
SECRETARIO DEL CONSEJO DE ADMINISTRACIÓN